Exhibit 99.2

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

I, Stephen Conquer, B.Sc, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Initial Mineral Resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada” (the “Technical Report”) prepared for Lake Shore Gold Corp. and dated June 14, 2011, and extracts from, or the summary of, the Technical Report in the press release of Lake Shore Gold Corp. dated May 2, 2011 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 15th day of June, 2011

/s/ Stephen Conquer
Stephen Conquer, B.Sc, P.Geo.